SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Conference call connection information

2Q21 Earnings Calls Thursday, July 29, 2021

Live Webcast Access at www.voegol.com.br/ir

Presentations: The Company also made available on its investor relations website (above) three videos with the results’ presentation, financial review and preliminary Q&A. GOL suggests everyone to watch them, as it will now only make a few brief considerations in the conference calls, allowing more time to interact with participants.

In English	In Portuguese
11:00 a.m. (US EDT) 12:00 p.m. (Brasília time)	12:30 p.m. (US EDT) 01:30 p.m. (Brasília time)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-8565
Code: GOL	Code: GOL
Replay: +1 (412) 317-0088	Replay: +55 (11) 3193-1012
Code: 10158250	Code: 2000720#

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

GOL Announces 2Q21 Results and Paves the Way for Sustainable Growth

Solid demand recovery confirms the resilience of Brazil’s air travel market;

Strong discipline in capacity management maintains profitability and yields with high load factors;

Poised for accelerating growth in the second half of 2021.

São Paulo, July 29, 2021 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, today announced its consolidated results for the second quarter of 2021 (2Q21), also outlining its continued initiatives in response to the Covid-19 pandemic.

All information is presented in Brazilian reais (R$), according to both International Financial Reporting Standards (IFRS) and adjusted metrics, and is made available to enable comparability of this quarter with the same period last year. Such adjusted metrics exclude expenses related to the portion of the non-operating fleet that the Company grounded this quarter and are detailed in the table showing “operating expenses”. Comparisons are made to the second quarter of 2020 (2Q20), unless otherwise specified.

The 2Q21 was marked by three relevant themes:

First, the resilience of the Brazilian air travel market. Demand for travel in Brazil is recovering rapidly as a result of the consistent decline in Covid-19 cases and fatalities since June 24, 2021, with a reduction of more than 2% per day in new transmissions registered in the country, and a decline in cases across all Brazilian states. This promising trend is driven by the higher availability of vaccines in the second quarter; as of June 30, 2021, over one third of the Brazilian population had received at least one dose of a vaccine, and over 12% fully vaccinated. Further, the Brazilian government has guaranteed that 173 million shots will be delivered in the third quarter, an increase over the 143 million doses made available in the first half of 2021. That will be sufficient to vaccinate approximately 90% of all Brazilians over 12 years old.

“Brazilians are not hesitant about getting vaccinated. 92% of over 60s have already taken the first shot, and 59% are fully vaccinated,” said Paulo Kakinoff, CEO. “We are confident that approximately 85% of over 30s in Brazil will be immunized at the end of the third quarter this year, a demographic group that currently represents over 98% of the severe cases of Covid-19 in Brazil. This progress on vaccinations is promising for the continued recovery of Brazil’s economy and a ramp-up in travel demand as Brazilians feel safe to return to their normal routines.”

Second, GOL’s disciplined yield management led the Company, through a continuous and agile approach, to preserve the equilibrium between capacity and demand in the second quarter, keeping its load factors and yields high, as well as and minimizing cash burn. In conjunction with this prudent management of yields and cash flow, GOL was the only airline in South America to raise equity capital during the pandemic via a R$423 million capital increase, 63% anchored by its controlling shareholder, and a R$607 million equity issuance as part of the R$1.3 billion take-in of the minority interest of its loyalty program, Smiles. The commitment from the Company’s controlling shareholder is a key differential to the business, driving a focus on sustained, long-term growth rather than unsustainable short-term movements.

Kakinoff continued: “Throughout the pandemic, we have executed a robust strategy to ensure liquidity, maintain the relationships with all of our main business partners, protect our Employees, preserve the Company’s cost advantage, and minimize dilution to our shareholders. Those well-implemented initiatives position GOL advantageously to create significant shareholder value in the post-pandemic environment. In 2Q21, GOL systematically presented a market efficiency superior to its competitors, which reinforces our commitment to balancing the size of the seat supply with the predictive demand forecast.”

Third, GOL’s path to continuing its sustained growth. GOL has a unique set of advantages, comprising of the best network, a personalized product and Customer journey, a low-cost business model, the lowest financial leverage among its peers, and the commitment to create value for shareholders. These advantages will be essential for attracting business travelers, who usually account for 50% of demand for air travel in Brazil, when they return to the skies. While a small percentage of corporate Customers might prefer virtual meetings, the expansion of key sectors such as the oil & gas, infrastructure, agribusiness, services and real estate will make up a significant portion of Brazil’s economic growth and business air travel post-pandemic. These industries require executives and employees to have a greater number of in-person interactions and site visits than other industries where it is easier to conduct business virtually. While overall market demand for air travel in July reached around almost 70% of the pre-pandemic levels, the business segment is only just now starting to recover.

“Based on our expectations for the vaccination roll-out in Brazil, we anticipate that business travel will show a sharp recovery as of 1Q22. When that happens, we will increase the GOL network to enable high frequencies in the São Paulo, Rio de Janeiro and Brasília markets, restoring those routes to pre-pandemic levels. GOL will also resume international flights to South American and U.S. destinations with disciplined capacity management and following the restrictions and compliance rules of each country. By the end of this year, we will resume flights to the Caribbean, with tickets for that destination already available to purchase on the Company’s website. In July/21 we reached daily sales volumes of R$26 million, the highest figure since March 12, 2020, and second only to last year’s Black Friday,” Kakinoff concluded.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Summary of 2Q21 Results

•	Revenue Passenger-Kilometers (RPK) increased 344% compared to the same period in 2020, totaling 3.4 billion (-63% vs. 2Q19);
•	Available Seat Kilometers (ASK) increased 307% compared to 2Q20 (-65% vs. 2Q19);
•	GOL transported 2.9 million Customers in the quarter, an increase of 366% versus 2Q20 (-64% vs. 2Q19);
•	Net revenues totaled R$1.0 billion, an increase of 187% versus 2Q20 (-67% vs. 2Q19). Other revenues (mainly cargo and loyalty) amounted to R$141 million, equivalent to 13.7% of total revenues;
•	Net Revenue per Available Seat Kilometer (RASK) was 25.50 cents (R$), 29.5% lower than in 2Q20. Net Passenger Revenue per Available Seat Kilometer (PRASK) was 22.01 cents (R$), a 10.5% reduction over 2Q20;
•	The Cost per Available Seat Kilometer (CASK) was 42.47 cents (R$), 46% down from 2Q20 on nominal basis, and 45% lower excluding exchange variation between periods. Costs strictly related to the flights operated (adjusted CASK) corresponded to 21.94 cents (R$), down by 36% on nominal basis, and 34% lower excluding exchange variation;
•	Adjusted EBIT totaled R$144 million, corresponding to a margin of 14%, which shows the restoration of the operating margins necessary to support operational growth. Adjusted EBITDA reached R$222 million, with margin of 22%, reflecting GOL’s successful sustainability efforts in balancing supply and demand;
•	The net loss after minority interest was R$1.2 billion, excluding exchange and monetary variations, non-recurring net expenses, gains related to Exchangeable Notes and capped calls unrealized results;
•	Average yield per passenger of 25.86 cents (R$), down by 18% from 2Q20, mainly due to higher RPKs volume over 2Q20, a period with lower operations during its “essential network” phase at the beginning of the pandemic and as a consequence of the worsening of the second wave of Covid-19, which particularly impacted GOL’s operations in April and May 2021;
•	Average load factor of 85.1%, up by 7.0 p.p. over 2Q20, mainly due to prudent supply management, adding capacity based on demand indicators and GOL’s proprietary data analytics;
•	Aircraft utilization of 8.0 hours/day, up by 23.1% over 2Q20, in line with the Company’s strategy of adding capacity according to demand recovery; and
•	On-time departures of 96.3%, up by 0.2 p.p. versus 2Q20, according to Infraero and data provided by the main airports.

Management Comments on the Results

GOL is intensely focused on improving its operations as the Company restores its network to meet the ramp-up in demand.

“I am beyond thankful for our employees, the Team of Eagles, who are executing with care, clarity and confidence as we resume operations, placing the Company in a solid position of trust with Customers,” said Kakinoff.

Sales: Consolidated gross sales reached approximately R$1.7 billion in the 2Q21. GOL’s average daily sales reached R$18 million, which represents around 54% of pre-pandemic sales levels, R$60 million above 1Q21 and 137% higher than 2Q20. A traditionally weak quarter proved to be a period of recovery for the industry, which resumed growth in line with the downtrend in cases of Covid-19, especially from June/21. During the pandemic, GOL maintained its focus on technology-intensive revenue management; the Company sustained aircraft occupancy above 80%, even at the peak of the crisis, through the use of robust software and data analytics. “These technology investments are important for improvements in the pricing of tickets and managing our network as we continue to increase our competitiveness in the market,” added Kakinoff.

Network and Fleet: GOL’s fleet currently has 94 737-800 aircraft, 23 737-700 aircraft and 10 Boeing 737 MAX aircraft. In June, the Company started operating the Boeing 737 MAX 8 in Congonhas, São Paulo, one of the most important and busiest airports in the country. As a result of its flexibility, GOL's network was redesigned with a focus on leisure demand, mainly in the Northeast region of Brazil, through the Company’s Salvador hub.

“We continue to prove that our standardized and flexible fleet is still the best strategy to meet demand fluctuations. We are getting greater value from our network than other carriers, resuming operations with increased quality when compared to the pre-pandemic period, and can adjust our frequencies in booming markets almost instantaneously,” commented Celso Ferrer, Vice President of Operations.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

GOL recently announced the acquisition of MAP Airlines (“MAP”), a Brazilian domestic airline with routes to regional destinations and from Congonhas Airport, to expand its network and capacity as it seeks to revitalize demand for leisure and business travel. With the acquisition, the Company further invests in the regional air transport market, especially in Brazil’s Amazon region. GOL maintains its traditional flexibility since there are no commitments regarding MAP’s fleet and staff.

“We believe that the acquisition of MAP is currently the best opportunity for rational consolidation in the Brazilian aviation market. Thus, we will remain focused on organic growth strategy, stimulating demand in the business and leisure segments as Brazil emerges from the pandemic” added Kakinoff.

Customer experience: The Company stands out for human and intelligent relationships, which are important drivers that provide the best experience for Customers. “With technology as a major ally, the experience of flying with GOL is increasingly faster, simpler, and more independent. We remain the best choice for leisure and business travel,” said Eduardo Bernardes, Vice President of Sales, Marketing and Clients.

GOL’s Net Promoter Score (NPS) reached 43 in the 2Q21, a solid metric resulting from the best-in-market product and its highly engaged Customer service team, as well as our entire team.

Liquidity: The Company repaid approximately R$450 million of debt in the second quarter of 2021 and, simultaneously, released assets with a fair value of US$250 million, demonstrating its commitment to strengthening its balance sheet amid challenging periods for the capital structure. The Company anticipates that the acquisition of the equity interest held by minority shareholders in Smiles will boost cash generation and improve GOL’s creditworthiness.

Considering the amounts fundable from deposits and unencumbered assets, the Company’s potential sources of liquidity resulted in approximately R$5 billion of accessible liquidity. The average maturity of GOL’s long-term debt, excluding aircraft leases and perpetual notes, is approximately 3.4 years, with the main obligations already addressed in GOL’s cash flow. The net debt ratio (excluding Exchangeable Notes and perpetual bonds) to adjusted LTM EBITDA was 10.1x on June 30, 2021, representing the lowest financial leverage among peers.

Furthermore, the Company has been working to strengthen margins, and has kept its fixed costs low compared to the pre-pandemic period, in addition to converting its fixed payroll and leasing costs to variable. The strong and agile response to the pandemic in terms of liquidity was possible due to the work of strengthening the balance sheet over the last five years, which the Company carried out diligently and continuously.

“Even in an atypical year, GOL stands out among the few global airlines for repaying approximately R$6.0 billion in debt since the beginning of 2020, by its disciplined liquidity management and its ability to extract value from current assets. This strategy enables GOL to focus on growing its network and operations in a profitable way, leaving the crisis with a lighter and stronger balance sheet, compared to its competitors,” said Richard Lark, Chief Financial Officer. “The equity issued for the re-integration of Smiles’ loyalty program together with the capital increase led by the controlling shareholders totaled approximately R$1.0 billion in new equity capital in the quarter.”

Leasing: During the second quarter, GOL maintained flexibility for the duration of its fixed monthly payments contracts remaining variable (power-by-the-hour). The agreements signed with its lessors allow the extension of the deferrals in order to be adjusted proportionally to the recovery of capacity during the year 2021, which enables a lower volume of payments. The efficient management of the lease contracts allowed the Company to record the lowest fleet indebtedness among local peers, and with the lowest commitment of dollars per aircraft.

Sustainability: The Company invests in several initiatives to mitigate its environmental impact. GOL was the first airline in Latin America to affirm its commitment to zero carbon emissions by 2050, by using SAFs (Sustainable Aviation Fuels), and through operational and technical improvements that reduce GHG (Greenhouse Gases) emissions, in line with the guidelines of IATA and the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). Furthermore, as announced in the second quarter, it is the first airline to offer its Customers the option to offset carbon from their travels through a partnership with MOSS Earth, an environmental carbon credit platform. The emissions are offset with MCO2 acquisition, the MOSS carbon credit, which is a global token backed by blockchain. The transaction that offsets carbon emissions issued on flight by supporting certified conservation projects in the Amazon region.

Recent Developments and Considerations for 2H21

Travel demand: The domestic aviation market is highly correlated to the country's economic activity (GDP). With Brazil’s economic recovery and the downtrend of Covid-19 cases, supported by the progress of the National Immunization Program, the Company expects a positive scenario for 2H21. In the month of July, sales have already increased around 75% year-over-year, while 2H21 sales are expected to expand around 35% versus 2H20, reaching over 50% of pre-pandemic levels. GOL is planning to increase takeoffs by approximately 50% in 2H21 over 2H20.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Capacity: GOL continues to adjust its network to maintain high load factors and profitability. The current capacity planning scenario assumes an increase of approximately 46% in 2H21 over 2H20. Current operations are at over 400 flights/day with 82 aircraft, 2.3 times higher than in July 2020. After returning five leased B737-800 aircraft in 2Q21, GOL plans to return another three aircraft in 2H21. From the beginning of the crisis until the end of July 2021, the Company reduced its fleet by 19 leased Boeing 737 aircraft.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Cash flow: Based on conservative assumptions and furthering the necessary match of assets and liabilities, the Company has been implementing measures to minimize net cash consumption and maintain equilibrium in its operating cash flow. For 2H21, GOL estimates demand to be approximately 50% higher when compared to the same period last year, and 65% of pre-pandemic levels. Combined with responsible and balanced capacity rebalancing and capex of approximately R$300 million the Company expects to finance the growth of operations with a balance between operating cash inflows and outflows.

Liquidity: GOL expects to close 2H21 with R$4.2 billion in liquidity. Adjusted net debt is expected to reach R$15.3 billion at December 31, 2021. “The continued support from our stakeholders is critical to ensuring the maintenance of funds available for the Company to finance its growth during the recovery period,” concluded Lark.

The outlook for 3Q21 and 2H21 can be found on page 14 of this report.

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Operating and Financial Indicators

Traffic Data – GOL (in Millions)	2Q21	2Q20	% Var.	6M21	6M20	% Var.
RPK GOL – Total	3,432	773	344.0%	9,024	10,721	-15.8%
RPK GOL – Domestic	3,432	771	345.1%	9,024	9,431	-4.3%
RPK GOL – International	-	2	NM	-	1,290	NM
ASK GOL – Total	4,033	990	307.4%	11,032	13,452	-18.0%
ASK GOL – Domestic	4,033	986	309.0%	11,032	11,668	-5.5%
ASK GOL – International	-	4	NM	-	1,784	NM
GOL Load Factor – Total	85.1%	78.1%	7.0 p.p.	81.8%	79.7%	2.1 p.p.
GOL Load Factor – Domestic	85.1%	78.2%	6.9 p.p.	81.8%	80.8%	1.0 p.p.
GOL Load Factor – International	-	56.2%	NM	0.0%	72.3%	NM
Operating Data	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Revenue Passengers - Pax on Board ('000)	2,922	627	NM	7,417	8,973	-17.3%
Aircraft Utilization (Block Hours/Day)	8.0	6.5	23.1%	9.0	11.4	-21.1%
Departures	19,662	5,146	282.1%	52,459	68,102	-23.0%
Total Seats (‘000)	3,504	821	326.8%	9,248	11,655	-20.7%
Average Stage Length (km)	1,142	1,177	-3.0%	1,182	1,139	3.8%
Fuel Consumption (mm liters)	113	30	276.7%	305	393	-22.4%
Full-time Employees (at Period End)	13,754	15,981	-13.9%	13,754	15,981	-13.9%
Average Operating Fleet(6)	53	17	211.8%	65	65	0.0%
On-time Departures	96.3%	96.1%	0.2 p.p.	96.3%	96.9%	-0.6 p.p.
Flight Completion	99.0%	94.2%	4.8 p.p.	98.6%	97.3%	1.3 p.p.
Passenger Complaints (per 1,000 pax)	1.35	5.99	-77.5%	0.97	4.53	-78.6%
Lost Baggage (per 1,000 pax)	1.89	2.07	-8.7%	1.86	2.21	-15.8%
Financial Information	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net YIELD (R$ cents)	25.86	31.48	-17.9%	25.53	29.71	-14.1%
Net PRASK (R$ cents)	22.01	24.58	-10.5%	20.88	23.67	-11.8%
Net RASK (R$ cents)	25.50	36.15	-29.5%	23.53	26.06	-9.7%
CASK (R$ cents)(4)	42.47	79.16	-46.3%	32.87	22.25	47.7%
CASK Ex-Fuel (R$ cents)(4)	33.14	65.44	-49.4%	24.33	13.80	76.3%
Adjusted CASK(6)	21.94	34.09	-35.6%	20.34	18.93	7.4%
Adjusted CASK(6) Ex-Fuel (R$ cents)(4)	12.95	28.11	-53.9%	12.32	11.05	11.5%
Breakeven Load Factor(4)	NM	NM	NM	NM	NM	NM
Average Exchange Rate(1)	5.2907	5.3854	-1.8%	5.3862	4.9218	9.4%
End of Period Exchange Rate(1)	5.0022	5.4760	-8.7%	5.0022	5.4760	-8.7%
WTI (Average per Barrel. US$)(2)	66.10	28.00	136.1%	62.21	36.82	69.0%
Price per Liter Fuel (R$)(3)	3.35	2.19	53.0%	3.00	2.74	9.5%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.46	0.21	119.0%	0.44	0.29	51.7%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels.

Domestic market

GOL’s domestic demand was 3,432 million RPK, an increase of 344.0%, while the ASK supply increased 307.4% compared to 2Q20, and the load factor reached 85.1% in the quarter. The Company transported 2.9 million Customers in 2Q21, an increase of 366.0% compared to the same period in 2020.

International market

In 2Q21, the Company carried out non-regular charter flights for soccer teams in championships. As most country borders were closed, GOL did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of the Company’s departures was 19,662, an increase of 282.1% over 2Q20. The total number of seats available to the market was 3.5 million in the second quarter of 2021, an increase of 326.8% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 10.5% in the quarter when compared to 2Q20, reaching 22.01 cents (R$), mainly due to the higher volume of ASKs compared to the same period last year. GOL’s net RASK was 25.50 cents (R$) in 2Q21, a decrease of 29.5% compared to 2Q20 and a 13.8% increase over 1Q21. Net yield decreased 17.9% compared to 2Q20, reaching 25.86 cents (R$), but increase 2.1% when compared to 1Q21.

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Income Statement

Income Statement in IFRS (R$ MM)	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net Operating Revenues	1,028.4	357.8	187.4%	2,596.0	3,505.6	-25.9%
Passenger	887.6	243.3	264.8%	2,303.9	3,184.6	-27.7%
Cargo and Other	140.8	114.5	23.0%	292.1	320.9	-9.0%
Operating Costs and Expenses	(1,838.6)	(1,255.4)	46.5%	(3,928.8)	(3,377.8)	16.3%
Salaries, Wages and Benefits	(469.7)	(153.2)	206.6%	(934.1)	(748.5)	24.8%
Salaries, Wages and Benefits - Operations	(296.4)	(56.9)	NM	(608.5)	(510.2)	19.3%
Salaries, Wages and Benefits – Other	(173.3)	(96.3)	80.0%	(325.6)	(238.3)	36.6%
Aircraft Fuel	(376.2)	(135.8)	177.0%	(942.3)	(1,136.9)	-17.1%
Taxes on Aircraft Fuel	(37.9)	(6.2)	NM	(95.2)	(105.2)	-9.5%
Aircraft Fuel (Ex-Taxes)	(338.3)	(129.6)	161.0%	(847.1)	(1,031.7)	-17.9%
Landing Fees	(69.7)	(20.3)	243.3%	(183.8)	(222.1)	-17.2%
Passenger Costs	(118.6)	(27.2)	336.0%	(226.6)	(203.2)	11.5%
Services Provided	(192.4)	(140.8)	36.6%	(379.5)	(314.7)	20.6%
Sales and Marketing	(58.5)	(43.0)	36.0%	(124.9)	(161.0)	-22.4%
Maintenance Materials and Repairs	(88.0)	(73.7)	19.4%	(241.3)	(218.1)	10.6%
Depreciation and Amortization	(217.8)	(143.2)	52.1%	(491.4)	(645.3)	-23.8%
Other	(247.9)	(518.2)	-52.2%	(404.9)	272.0	NM
Idle Expenses – Depreciation	(80.5)	(347.3)	-76.8%	(143.2)	(347.3)	-58.8%
Idle Expenses – Salaries	(0.3)	(87.9)	-99.7%	(0.3)	(87.9)	-99.7%
Other Income (Expenses)	(167.0)	(82.9)	101.4%	(261.4)	707.3	NM
Equity Income	-	-	NM	-	-	NM
Operating Result (EBIT)	(810.2)	(897.6)	-9.7%	(1,332.8)	127.8	NM
Operating Margin	-78.8%	-250.8%	172.0 p.p.	-51.3%	3.6%	NM
Financial Results	1,479.9	(1,096.4)	NM	(482.4)	(4,340.0)	-88.9%
Interest on Loans	(455.3)	(323.6)	40.7%	(895.1)	(630.9)	41.9%
Gains (Losses) From Financial Investments	6.7	29.1	-77.0%	13.6	91.3	-85.1%
Exchange and Monetary Variations(1)	1,943.2	(473.8)	NM	410.9	(3,009.6)	NM
Derivatives Results, Net	(0.5)	(4.8)	-89.6%	1.9	(359.3)	NM
Exchangeable and Capped Calls Results	30.9	(279.4)	NM	103.4	(297.9)	NM
Other Revenues (Expenses), Net	(45.1)	(43.9)	2.7%	(117.1)	(133.6)	-12.4%
Income (Loss) Before Income Taxes	669.7	(1,994.0)	NM	(1,815.2)	(4,212.2)	-56.9%
Pre-tax Margin	65.1%	-557.2%	NM	-69.9%	-120.2%	50.3 p.p.
Income Tax	(11.6)	(3.1)	274.2%	(32.6)	(46.5)	-29.9%
Current Income Tax	(16.8)	(11.6)	44.8%	(45.6)	(35.9)	27.0%
Deferred Income Tax	5.1	8.5	-40.0%	13.0	(10.7)	NM
Net Income (Loss) before Minority Interest	658.0	(1,997.1)	NM	(1,847.8)	(4,258.7)	-56.6%
Minority Interest	15.1	(0.2)	NM	37.7	26.5	42.3%
Net Income (Loss) after Minority Interest	642.9	(1,996.9)	NM	(1,885.5)	(4,285.2)	-56.0%
Net Margin	62.5%	-558.0%	NM	-72.6%	-122.2%	49.6 p.p.
Earnings Per Share (EPS) in R$	1.62	(5.61)	NM	(4.76)	(12.05)	-60.5%
Weighted Average Shares Outstanding MM(5)	395.7	355.7	11.2%	395.7	355.7	11.2%
Earnings Per ADS Equivalent in US$	0.61	(2.08)	NM	(1.77)	(4.90)	-63.9%
Weighted Average ADSs Outstanding MM(5)	197.9	177.8	11.3%	197.9	177.8	11.3%
Earnings Per Diluted Share (EPS) in R$(7)	-	-	NM	-	-	NM
Weighted Average Diluted Shares Outstanding MM(6)	433.1	392.3	10.4%	433.1	392.3	10.4%
Earnings Per Diluted ADS Equivalent in US$(7)	-	-	NM	-	-	NM
Weighted Average Diluted ADSs Outstanding MM(6)	216.5	196.1	10.4%	216.5	196.1	10.4%
Recurring (R$ MM)	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net Income (Loss) Before Minority	658.0	(1,997.1)	NM	(1,847.8)	(4,258.7)	-56.6%
(-) Financial Results	(1,479.9)	1,096.4	NM	482.4	4,340.0	-88.9%
(-) Income Tax	11.6	3.1	274.2%	32.6	46.5	-29.9%
(-) Depreciation and Amortization	217.8	143.2	52.1%	491.4	645.3	-23.8%
(-) (Expenses) Revenues, Non-Recurring, Net	125.8	471.9	-73.3%	302.6	384.4	-21.3%
EBITDA(3)	(466.6)	(282.5)	65.2%	(538.7)	1,157.5	NM
EBITDA Margin(3)	-45.4%	-79.0%	33.6 p.p.	-20.8%	33.0%	NM
Adjusted EBITDA(8)	222.4	99.2	124.2%	576.2	1,539.2	-62.6%
Adjusted EBITDA Margin(8)	21.6%	27.7%	-6.1 p.p.	22.2%	43.9%	-21.7 p.p.
EBIT(3)	(684.4)	(425.7)	60.8%	(1,030.1)	512.2	NM
EBIT Margin(3)	-66.6%	-119.0%	52.4 p.p.	-39.7%	14.6%	NM
Adjusted EBIT(8)	143.6	20.4	NM	351.9	958.5	-63.3%
Adjusted EBIT Margin(8)	14.0%	5.7%	8.3 p.p.	13.6%	27.3%	-13.7 p.p.
Pre-tax Income(2) (3) (4)	(1,178.6)	-768.9	53.3%	(2,026.8)	-520.3	289.5%
Pre-tax Margin(2) (3) (4)	-114.6%	-214.9%	100.3 p.p.	-78.1%	-14.8%	-63.3 p.p.
Net Income (Loss) After Minority(2)(3)(4)	(1,205.4)	(771.8)	56.2%	(2,097.1)	(593.3)	253.5%
Net Margin After Minority (2) (3) (4)	-117.2%	-215.7%	98.5 p.p.	-80.8%	-16.9%	-63.9 p.p.
Earnings Per Diluted Share (EPS) in R$(2)(3)(4)(6)(7)	-	-	NM	-	-	NM
Earnings Per Diluted ADS Equivalent in US$(2)(3) (4)(6)(7)	-	-	NM	-	-	NM

(1) The difference with the amount disclosed in the statements of operations in the financial information for the period ended June 30, 2021, is the Exchangeable and Capped Calls results. (2) Excluding unrealized ESN / Capped Calls mark-to-market gains and losses and exchange rate gains and losses on debt. (3) Excluding non-recurring net expenses (revenues) and related to fleet idleness. (4) Excluding exchange and monetary variations, net. (5) Excluding effects of stock options and warrants related to the Exchangeable. (6) Including effects of stock options and warrants related to the Exchangeable. (7) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS). (8) Considers expenses strictly related to current operating levels.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Net revenue

Quarterly net revenue totaled R$1.0 billion, representing an increase of 187.4% when compared to 2Q20, together with the acceleration of the National Immunization Program that contributed to the resumption of demand in the airline industry. In addition to the significant increase in the number of flights carried out, cargo transportation revenues increased by 83.0%, due to the readjustment in the prices of certain products, higher transported volumes, and the launch of CHEGOL, a fast and efficient delivery service. Consolidated net revenue from the loyalty program increased by 190.1% compared to 2Q20.

Operating expenses

Adjusted CASK was 21.94 cents (R$), a nominal decrease of 35.6% compared to recurring CASK in 2Q20, and 34.5% lower excluding exchange variation, thanks to consistent initiatives and efforts to reduce costs and expenses in the quarter, in addition to the 23.1% increase in aircraft utilization, including 10 737 MAX-8s.

The Company continuously adjusts its unit cost structure to more efficient levels compared to those of the pre-pandemic period, having converted its main fixed costs related to fleet and payroll into variable cost components.

The breakdown of costs and the Company’s operating expenses is shown below, where the adjusted metrics exclude expenses related to 57% of the operating fleet that GOL grounded this quarter:

Operating Costs and Expenses (R$ MM)	2Q21	2Q21 Adjusted	2Q20 Adjusted	% Var. Adjusted	6M21	6M21 Adjusted	6M20 Adjusted	% Var. Adjusted
Salaries, Wages and Benefits	(469.7)	(185.2)	(64.3)	188.0%	(934.1)	(481.4)	(659.6)	-27.0%
Salaries, Wages and Benefits – Operations	(296.4)	(116.9)	(56.9)	105.4%	(608.5)	(313.6)	(510.2)	-38.5%
Salaries, Wages and Benefits - Others	(173.3)	(68.3)	(7.4)	NM	(325.6)	(167.8)	(149.4)	12.3%
Aircraft Fuel	(376.2)	(362.5)	(59.2)	NM	(942.3)	(884.7)	(1,060.3)	-16.6%
Taxes on Aircraft Fuel	(37.9)	(37.9)	(6.2)	NM	(95.2)	(95.2)	(105.2)	-9.5%
Aircraft Fuel (ex-Taxes)	(338.3)	(324.7)	(53.0)	NM	(847.1)	(789.4)	(955.1)	-17.3%
Landing Fees	(69.7)	(70.9)	(20.3)	249.3%	(183.8)	(185.8)	(222.1)	-16.3%
Passenger Costs	(118.6)	(71.4)	(22.6)	215.9%	(226.6)	(171.0)	(198.7)	-13.9%
Services Provided	(192.4)	(30.0)	(28.9)	3.8%	(379.5)	(64.1)	(202.8)	-68.4%
Sales and Marketing	(58.5)	(7.4)	(4.8)	54.2%	(124.9)	(15.1)	(122.8)	-87.7%
Maintenance Materials and Repairs	(88.0)	(18.1)	(36.9)	-50.9%	(241.3)	(56.9)	(132.2)	-57.0%
Depreciation and Amortization	(217.8)	(78.8)	(78.8)	0.0%	(491.4)	(224.3)	(580.7)	-61.4%
Other	(247.9)	(60.5)	(21.6)	180.1%	(404.9)	(160.7)	632.1	NM
Idle Expenses – Depreciation	(80.5)	-	-	NM	(143.2)	-	-	NM
Idle Expenses – Salaries, Wages and Benefits	(0.3)	-	-	NM	(0.3)	-	-	NM
Other Income (Expenses)	(167.0)	(60.5)	(21.6)	180.1%	(261.4)	(160.7)	632.1	NM
Total Operating Expenses	(1,838.6)	(884.8)	(337.4)	162.2%	(3,928.8)	(2,244.1)	(2,547.1)	-11.9%
Operating Expenses Ex-Fuel	(1,462.4)	(522.3)	(278.2)	87.7%	(2,986.4)	(1,359.4)	(1,486.8)	-8.6%
Non-Recurring Expenses	(125.9)	-	-	NM	(302.7)	-	-	NM
Operating Costs and Expenses per ASK	2Q21	2Q21 Adjusted	2Q20 Adjusted	% Var. Adjusted	6M21	6M21 Adjusted	6M20 Adjusted	% Var. Adjusted
Salaries, Wages and Benefits	(11,65)	(4,59)	(6,50)	-29,4%	(8,47)	(4,36)	(4,90)	-11,0%
Salaries, Wages and Benefits - Operations	(7,35)	(2,90)	(5,74)	-49,5%	(5,52)	(2,84)	(3,79)	-25,1%
Salaries, Wages and Benefits - Others	(4,30)	(1,69)	(0,75)	125,3%	(2,95)	(1,52)	(1,11)	36,9%
Aircraft Fuel	(9,33)	(8,99)	(5,98)	50,3%	(8,54)	(8,02)	(7,88)	1,8%
Taxes on Aircraft Fuel	(0,94)	(0,94)	(0,63)	49,2%	(0,86)	(0,86)	(0,78)	10,3%
Aircraft Fuel (ex-Taxes)	(8,39)	(8,05)	(5,35)	50,5%	(7,68)	(7,16)	(7,10)	0,8%
Landing Fees	(1,73)	(1,76)	(2,05)	-14,1%	(1,67)	(1,68)	(1,65)	1,8%
Passenger Costs	(2,94)	(1,77)	(2,28)	-22,4%	(2,05)	(1,55)	(1,48)	4,7%
Services Provided	(4,77)	(0,74)	(2,92)	-74,7%	(3,44)	(0,58)	(1,51)	-61,6%
Sales and Marketing	(1,45)	(0,18)	(0,48)	-62,5%	(1,13)	(0,14)	(0,91)	-84,6%
Maintenance Materials and Repairs	(2,18)	(0,45)	(3,73)	-87,9%	(2,19)	(0,52)	(0,98)	-46,9%
Depreciation and Amortization	(5,40)	(1,95)	(7,96)	-75,5%	(4,45)	(2,03)	(4,32)	-53,0%
Other	(6,15)	(1,50)	(2,18)	-31,2%	(3,67)	(1,46)	4,70	NM
Idle Expenses – Depreciation	(2,00)	-	-	NM	(1,30)	-	-	NM
Idle Expenses – Salaries, Wages and Benefits	(0,01)	-	-	NM	(0,00)	-	-	NM
Other Income (Expenses)	(4,14)	(1,50)	(2,18)	-31,2%	(2,37)	(1,46)	4,70	NM
CASK	(45,59)	-	-	NM	(35,61)	-	-	NM
CASK(1)	(42,47)	-	-	NM	(32,87)	-	-	NM
CASK Ex-Fuel(1)	(33,14)	-	-	NM	(24,33)	-	-	NM
Adjusted CASK(2)	-	(21,94)	(34,09)	-35,6%	-	(20,34)	(18,93)	7,4%
Adjusted CASK Ex-Fuel(2)	-	(12,95)	(28,11)	-53,9%	-	(12,32)	(11,05)	11,5%

(1) Excluding non-recurring results, net, and expenses related to fleet idleness. (2) Considers expenses strictly related to current operating levels

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Salaries, wages and benefits per ASK: decrease of 29.4%, mainly due to the Company's adherence to Law 14,020/20 in the middle of the second quarter of 2020, which made it possible to reduce wages in the same proportion to the workday in part of that quarter and in 2Q21, as well as the temporary suspension of Employees' contracts, higher ASKs and a 13.9% reduction in the total number of employees.

Aviation fuel per ASK: increase of 50.3%, mainly due to higher average aviation fuel prices, which increased by 53.0%, partially offset by the higher fuel efficiency of MAX aircraft.

Landing fees per ASK: decrease of 14.1%, mainly due to higher ASKs and the agreement with airport concessionaires for the rescheduling of stay fees.

Passenger costs per ASK: decrease of 22.4%, mainly due to the increase in ASKs and the reduction in reimbursement of tickets, accommodation and daily expenses due to weather conditions and interrupted flights, and the network reconfiguration as of 2Q20, partially offset by higher expenses with ramp services due to the increase of 282.1% in the volume of departures and higher direct expenses with passengers transported over 2Q20.

Services provided per ASK: decrease of 74.7% compared to 2Q20, mainly due to the rescheduling of expenses in 2Q21, higher ASKs and dilution of fixed operating costs, and a 1.8% appreciation of the real against the U.S. Dollar.

Sales and marketing per ASK: decrease of 62.5%, in line with the Company’s costs reductions initiatives to maintain only services essential for operations.

Maintenance materials and repairs per ASK: decrease of 87.9% compared to 2Q20, mainly due to higher ASKs, capitalizations of repairs, components and rotables (including engines) in 2Q21 and the 1.8% appreciation of the real against the U.S. Dollar.

Depreciation and amortization per ASK: depreciation and amortization expenses decreased 75.5% over 2Q20, mainly due to renegotiations of lease agreements, increase in ASKs in the period and lower engine maintenance volumes.

Other income (expenses), net per ASK: expenses reduced 31.2% in the quarterly comparison, due to cost dilution through higher ASKs.

Operating results

Adjusted EBIT for the quarter was R$143.6 million. Operating margin was 14.0%. On an available seat-kilometer basis, adjusted EBIT was 3.56 cents (R$).

Adjusted EBITDA totaled R$222.4 million in the period. EBITDA margin was 21.6%. Adjusted EBITDA per available seat-kilometer was 5.51 cents (R$).

EBIT and EBITDA reconciliation (R$ MM)*	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net Income (Loss) before NCI(1)	783.9	(1,525.2)	NM	(1,545.1)	(3,874.2)	-60.1%
(-) Income Taxes	11.6	3.1	274.2%	32.6	46.5	-29.9%
(-) Financial Result	(1,479.9)	1,096.4	NM	482.4	4,340.0	-88.9%
EBIT(1)	(684.4)	(425.7)	60.8%	(1,030.1)	512.3	NM
EBIT Margin	-66.5%	-119.0%	52.5 p.p.	-39.7%	14.6%	NM
(-) Depreciation and Amortization	217.8	143.2	52.1%	491.4	645.3	-23.8%
EBITDA(1)	(466.6)	(282.5)	65.2%	(538.7)	1,157.5	NM
EBITDA Margin(1)	-45.4%	-78.9%	33.5 p.p.	-20.7%	33.0%	NM
Adjusted EBIT(2)	143.6	20.4	NM	351.9	958.5	-63.3%
Adjusted EBIT Margin(2)	14.0%	5.7%	8.3 p.p.	13.6%	27.3%	-13.7 p.p.
Adjusted EBITDA(2)	222.4	99.2	124.2%	576.2	1,539.2	-62.6%
Adjusted EBITDA Margin(2)	21.6%	27.7%	-6.1 p.p.	22.2%	43.9%	-21.7 p.p.
EBITDA Calculation (R$ cents/ASK)	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net Revenues	25.50	36.15	-29.6%	23.53	26.06	-10.0%
Operating Expenses(1)	(42.47)	(79.16)	-46.3%	(32.87)	(22.25)	47.5%
EBIT(1)	(16.97)	(43.01)	-60.5%	(9.34)	3.81	NM
Depreciation and Amortization	(5.40)	(14.47)	-62.8%	(4.45)	(4.80)	-6.3%
EBITDA(1)	(11.57)	(28.54)	-59.3%	(4.88)	8.60	NM
Adjusted EBIT(2)	3.56	2.06	71.4%	3.19	7.13	-54.9%
Adjusted EBITDA(2)	5.51	10.02	-45.0%	5.22	11.44	-54.4%

(1) Excluding non-recurring expenses and related to fleet idleness. * In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the financial statements due to rounding. (2) Considers expenses strictly related to current operating levels.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Financial Results

The net financial result was R$1,479.9 million, an increase of R$2.6 billion compared to 2Q20, mainly due to exchange and monetary variation gains of R$1.9 billion, and gains with ESN and capped calls, which varied by R$310.3 million, partially offset by expenses with interest on loans and financing, which increased R$131.7 million and the decrease in gains from financial investments of R$22.4 million in the quarterly comparison.

Interest on loans: increased 40.7%, from R$323.6 million to R$455.3 million, mainly due to the increase in the average interest rate from 6.1% to 6.5%., partially offset by an average total debt of approximately R$1.0 billion lower than the same period last year and the BRL exchange rate valuation of 1.8%

Gains from financial investments: totaled R$6.7 million, a decrease of R$22.4 million compared to 2Q20, mainly due to lower investments and the reduction in basic interest rates that impacted CDI rate.

Net exchange and monetary variation: totaled gains of R$1.9 billion, an increase of R$2.4 billion in 2Q21 compared to 2Q20, essentially due to the effects of the 8.7% depreciation of the dollar against the Real in the current quarter, from R$5.70/USD on March 31, 2021, to R$5.00/USD on June 30, 2021.

Net result of derivatives: registered R$0.5 million losses in 2Q21, in comparison to R$4.8 million loss in 2Q20, mainly due to oil fuel price hedge operations.

ESN and capped calls results: registered gains of R$30.9 million, due to R$6.4 million of unrealized gains from mark-to-market of the convertible portion, R$48.9 million of losses with interest, R$276.8 million positive exchange rate variation and R$24.5 million of gains realized on markup exchange market and capped calls.

Other net financial expenses: totaled R$45.1 million expenses in 2Q21, in comparison to R$43.9 million of expenses in 2Q20.

Results of Hedge Operations

GOL uses hedge accounting for the purposes of accounting for some of its derivative instruments. However, due to the temporary interruption of all international flights, the Company no longer recognizes hedge accounting operations. In 2Q21, GOL recognized net losses of R$15.3 million in its hedge operations, of which R$13.7 million were losses recorded in the operating result and R$1.6 million in losses were recorded in the financial result.

The Company has all the required amounts of margins and mark-to-market on its derivative transactions deposited with its counterparties in the restricted cash caption, and has not converted any amount into debt. Upon settlement of these operations based on their maturity date, such amounts deposited as initial margin are released and converted from restricted cash to available cash.

Fuel: fuel hedge operations carried out through derivative contracts resulted in losses in operating income of R$13.7 million.

Interest: swap transactions to protect the cash flow from future leases, whose installments are exposed to the volatility of the Libor rate until aircraft are received, resulted in losses of R$1.6 million in the financial result in 2Q21.

Exchange rate: the Company did not recognized gains or losses from foreign exchange hedge derivative during 2Q21.

Income taxes

Income taxes in the quarter represented an expense of R$11.6 million, compared to an income tax expense of R$3.1 million in 2Q20. The subsidiary GLA has net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amount of R$9.6 billion, and such amount is not recorded in the Company's balance sheet.

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Loyalty Program (Smiles Fidelidade S.A.)

Revenue in 2Q21 increased 190.1% to R$164.2 million. The operating result in 2Q21 increased R$82.9 million to R$69.3 million, mainly due to the higher volume of miles redeemed by participants in the Smiles Loyalty Program and due to less restriction of the Covid-19 pandemic in comparison with 2Q20.

Operating margin was 42.2% and net income in 2Q21 was R$70.2 million, an increase of R$70.6 million compared to 2Q20.

Financial Information (R$ MM)	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net Revenues	164.2	56.6	190.1%	315.3	227.9	38.4%
Operating Income	69.3	-13.6	NM	128.2	64.9	97.5%
Operating Margin	42.2%	-24.0%	NM	40.7%	28.5%	12.2 p.p
Net Income	70.2	-0.4	NM	117.9	55.9	110.9%
Net Margin	42.8%	-0.7%	NM	37.4%	24.5%	12.9 p.p

GOL will have access to several operational, financial, and tax synergies that were not individually available to the separate companies, which may exceed R$400 million per year. The Company intends to achieve such results with improvements in revenue management, more dynamic seat inventory management, consolidation of marketing initiatives, optimization in yield management, and tax efficiencies.

GOL also believes that the reintegration will maximize value in the post-pandemic operational environment, increasing both market competitiveness and cash flow generation. Moreover, the absorption offers opportunities for setting up new partnerships reaching more passengers and increasing both ancillary revenue and traffic to the Company’s network.

Net Income and Earnings per Share

In 2Q21, the Company reported net loss after minority interest of R$1,205.2 million (excluding gains of exchange and monetary variations of R$1,943.2 million, non-recurring net losses of R$125.9 million and gains of R$30.9 million related to Exchangeable Notes and capped calls unrealized results).

This compares to net loss of R$771.7 million (excluding non-recurring loss of R$471.9 million, exchange and monetary variations losses of R$473.8 million and losses of R$279.4 million related to Exchangeable Notes and capped calls unrealized results) during 2Q20, a decrease of R$392.1 million.

Net Result (R$ MM)	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net Income (loss) after minority shareholders	642.9	(1,996.9)	NM	(1,885.5)	(4,285.2)	-56.0%
(-) ESN And Capped Calls Unrealized Results	(30.9)	279.4	NM	(103.4)	297.9	NM
(-) Exchange Variations, Net(1)	(1,943.2)	473.8	NM	(410.9)	3,009.6	NM
(-) Non-Recurring Expenses and Revenue, Net	125.9	471.9	-73.3%	302.7	384.5	-21.3%
Adjusted Net Income (Loss) (4)	(1,205.2)	(771.7)	56.2%	(2,097.1)	(593.2)	253.5%
EPS And EPADS	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Weighted Average Shares Outstanding(2)	395.7	355.7	11.2%	395.7	355.7	11.2%
Weighted Average Shares ADS Outstanding(3)	197.9	177.8	11.3%	197.9	177.8	11.3%
Earnings (Loss) per basic share in R$	1.62	(5.61)	NM	(4.76)	(12.05)	-60.5%
Earnings (Loss) per basic ADS in US$	0.61	(2.08)	NM	(1.77)	(4.90)	-63.9%
Recurring Earnings (Loss) per basic share in R$(4)	(3.05)	(2.17)	40.6%	(5.30)	(1.67)	217.4%
Recurring Earnings (Loss) per basic ADS in US$(4)	(1.15)	(0.81)	42.0%	(1.97)	(0.68)	189.7%

Earnings Per Diluted Share and Diluted ADS	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Weighted Average Shares Outstanding(2)	433.1	392.3	10.4%	433.1	392.3	10.4%
Weighted Average Shares ADS Outstanding(3)	216.5	196.1	10.4%	216.5	196.1	10.4%
Earnings (Loss) Per Diluted Share in R$(5)	-	-	-	-	-	-
Earnings (Loss) Per Diluted ADS in US$(5)	-	-	-	-	-	-

(1) The difference between the amount presented and the amount disclosed in the financial information for the period ended in June 30, 2021, is allocated to the ESN and capped calls results. (2) Considers the ratio of 35 common shares per preferred share. Total number of diluted shares considered in calculation was 433.1 million in 2Q21, including the dilution from ESNs conversion into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes results of (i) exchange variation, net; (ii) Exchangeable and capped calls; and (iii) non-recurring expenses. (5) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS).

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Cash Flow

As of June 30, 2021, total liquidity (cash and cash equivalents, cash investments, restricted cash, accounts receivable and securities and receivables) totaled R$1.8 billion, R$17 million higher compared to March 31, 2021, and R$1.5 billion lower than June 30, 2020.

Operating activities consumed R$56.4 million in 2Q21, compared to an operating cash flow consuming of R$915.9 million in 2Q20, due to the investment in working capital as a consequence of the higher volume in operations, offset by the increase in the forward booking of the Company

Investment activities consumed R$25.9 million net in the quarter, mainly due to engine maintenance events in the period.

Cash generated by financing activities in 2Q21 totaled R$99.1 million, which mainly includes the amortization of short-term debt (including the full amortization of the Delta Loan in the amount of R$420 million), the settlement of the Smiles Fidelidade merger, in the amount of R$744.5 million, lease payments, the issue of US$300 million in additional Secured Senior Notes and the capital increase of R$423.1 million.

Consolidated Cash Flow Summary (R$ MM)	2Q21	2Q20	% Var.	1Q21	% Var.
Net Income (Loss) For The Period	658.0	(1,997.1)	NM	(2,505.8)	NM
Adjustment of Non-Cash Items	(784.5)	1,973.1	NM	2,435.5	NM
Net Income After Adjusting Non-Cash Items	(126.5)	(24.0)	NM	(70.3)	79.9%
Net Cash Provided to (Used In) Operating Activities	(56.4)	(915.9)	-93.8%	(366.4)	-84.6%
Net Cash Used In Investment Activities	(25.9)	(94.4)	-72.6%	(148.1)	-82.5%
Net Cash Flow	(82.2)	(1,010.3)	-91.9%	(514.5)	-84.0%
Net Cash Used in Financing Activities	99.1	84.7	17.0%	(264.3)	NM
Net Increase (Decrease) in Cash, Equivalents and A/R (1)	16.8	(925.6)	NM	(778.8)	NM
Total Liquidity at The Beginning of Period	1,797.7	4,231.1	-57.5%	2,576.5	-30.2%
Accounts Receivable Beginning of Period	542.8	791.8	-31.4%	739.7	-26.6%
Accounts Receivable End of Period	717.4	536.1	33.8%	542.8	32.2%
Total Liquidity at The End of Period	1,814.5	3,305.5	-45.1%	1,797.7	0.9%

(1) Includes cash, cash equivalents, short-term investments, restricted cash, accounts receivable and securities and receivables.

Liquidity and Indebtedness

As of June 30, 2021, the Company reached a total liquidity (cash and cash equivalents, securities, restricted cash, and accounts receivable) of R$1.8 billion, an increase of R$17 million over March 31, 2021, and R$1.5 billion lower compared to June 30, 2020.

GOL registered total loans and financings, as of June 30, 2021, of R$18.0 billion (including leases), a reduction of 5.2% versus 1Q21, mainly due to the 8.7% depreciation of the U.S. Dollar in the quarter and the amortization of R$1.0 billion in debt, comprised by R$449.2 million of principal payments (including the full R$420.0 million amortization of the Delta Loan) and R$163.5 million in interest payments on loans and financing, and R$396.4 million in principal payments and interest related to lease obligations.

In 2Q21, the Company reduced its short-term debt to a total of R$1.8 billion, significantly lower when compared to previous quarters, of which approximately R$1.0 billion corresponded to working capital debt with local banks. The Company stands out among the few global airlines that have repaid nearly R$4.7 billion in debt over the last 12 months due to its disciplined liquidity management and ability to extract value from its current assets.

The net debt (excluding perpetual bonds and Exchangeable Notes) to LTM EBITDA ratio was 10.1x on June 30, 2021, 1.3x lower when compared to March 31, 2021, in a quarter where the US Dollar depreciated 8.7% against the Real. Including the perpetual notes and Exchangeable Notes, the ratio of net debt to LTM EBITDA ratio was 11.9x on June 30, 2021.

The average maturity of the Company's long-term debt in 2Q21, excluding aircraft leases and financings and perpetual notes, was 3.4 years. GOL’s average interest rate on local-currency debt increased to 8.9%, and its average interest rate on U.S. Dollars, excluding aircraft leases and financing and perpetual notes, increased to 6.3%.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Liquidity (R$ MM)	2Q21	2Q20	% Va.	1Q21	% Var.
Cash, Cash Equivalents and Restricted Cash	1,097.1	2,769.3	-60.4%	1,254.9	-12.6%
Short-Term Receivable & Securities and Receivables	717.4	536.1	33.8%	542.8	32.2%
Total Liquidity	1,814.5	3,305.5	-45.1%	1,797.7	0.9%
Total Liquidity as % of LTM Net Revenues	33.2%	30.0%	3.2 p.p.	37.5%	-4.3 p.p.
Indebtedness (R$ MM)	2Q21	2Q20	% Va.	1Q21	% Var.
Loans and Financings	191.3	2,265.0	-91.6%	640.8	-70.1%
Aircraft Financing	1,272.2	1,763.3	-27.9%	1,485.9	-14.4%
Aircraft Rent	7,664.7	8,057.0	-4.9%	8,549.9	-10.4%
Debt Issuance	6,258.6	4,164.6	50.3%	5,379.5	16.3%
Exchangeable Notes	1,786.2	1,947.7	-8.3%	2,005.7	-10.9%
Perpetual Notes	785.7	742.8	5.8%	894.9	-12.2%
Total Loans and Financings	17,958.7	18,940.4	-5.2%	18,956.7	-5.3%
Short-term debt	3,606.6	6,080.7	-40.7%	4,210.6	-14.3%
Short-term Debt in US$	561.7	944.8	-40.5%	596.0	-5.8%
Short-term Debt in BRL	796.8	907.1	-12.2%	815.2	-2.3%
Long-term debt	14,352.1	12,859.8	11.6%	14,746.2	-2.7%
Long-term Debt in US$	2,867.0	2,291.8	25.1%	2,586.0	10.9%
Long-term Debt in BRL	10.7	309.8	-96.5%	12.8	-16.4%
Debt and Leverage(1) (R$ MM)	2Q21	2Q20	% Va.	1Q21	% Var.
Gross Debt	15,386.7	16,249.9	-5.3%	16,056.1	-4.2%
(-) Total Cash	1,097.1	2,769.3	-60.4%	1,254.9	-12.6%
Net Debt	14,289.7	13,480.6	6.0%	14,801.2	-3.5%
% of debt in Foreign Currency	96.5%	96.7%	-0.2 p.p.	96.7%	-0.2 p.p.
% of debt in Short-Term	20.1%	32.1%	-12.0 p.p.	22.2%	-2.1 p.p.
% of debt in Long-Term	79.9%	67.9%	12.0 p.p.	77.8%	2.1 p.p.
LTM EBITDA(2)	1,418.8	4,144.4	-65.8%	1,295.7	9.5%
Net Debt / LTM EBITDA(2)	10.1 x	3.3 x	6.8 x	11.4 x	-1.3x
Gross Debt / LTM EBITDA(2)	10.9 x	3.9 x	6.9 x	12.4 x	-1.5x

(1) Excluding Perpetual and Exchangeable Notes. (2) Excluding non-operating expenses and depreciation.

Financial Debt Amortization Schedule (in million1,2)

1- Currency of issuance or contract. 2- Considers the net amortization schedule of working capital refinancing credit lines.

Fleet

At the end of 2Q21, GOL's total fleet was 127 Boeing 737 aircraft, comprised of 117 NGs and ten (10) MAXs (operational). At the end of 2Q20, GOL's total fleet was 130 aircraft, of which seven (7) were MAXs (non-operational). The average age of the Company's fleet was 11.3 years at the end of 2Q21.

GOL does not operate widebody aircraft, and has no aircraft financed via the capital markets, EETCs or finance leases. Its operating fleet is 100% composed of narrow body aircraft financed via operating leases.

Total Fleet at Period-end	2Q21	2Q20	Var.	1Q21	Var.
B737s	127	130	-3	127	0
B737-7 NG	23	23	0	23	0
B737-8 NG	94	100	-6	96	-2
B737-8 MAX 8	10	7	3	8	2

As of June 31, 2021, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8s and 22 orders were for 737 MAX-10s. The Company's fleet plan returns up to six (6) operational aircraft by the end of 2021, with the flexibility to return even more aircraft if necessary

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Fleet Plan	2021E	2022E	2023E	>2024E	Total
Operating Fleet at the End of the Year	128	131
Aircraft Commitments (R$ MM)		0,899.3	3,543.1	19,125.2	23,567.6

During the second quarter, GOL maintained flexibility on its fixed monthly payments via variable (power-by-the-hour) contracts. The agreements signed with its lessors allow for the extension of deferrals in order to be adjusted proportionally to the recovery of capacity during 2021. Lease liability remeasurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as an increase in the lease liability in the amount of R$47.4 million, with a corresponding decrease in fixed assets.

Outlook for 3Q21 and 2H21

The operational resumption that started in the middle of 2Q21 is expected to continue at an increasing pace as the population's immunization intensifies, and as we approach the summer season, therefore, GOL's current capacity planning scenario for 2H21 assumes a 46% increase over 2H20. To adapt costs to current levels of sales and demand, GOL will operate 102 aircraft in its network at the end of the period (versus 110 previously projected), which will represent 133% of the average fleet operated in 2H20 and 56% higher than 1H21. Revenue for the six-month period ending December 31, 2021 is expected to increase approximately 85% compared to the same period last year.

GOL expects to end 2H21 with R$4.2 billion in liquidity (versus R$4.5 billion previously projected) and R$15.3 billion in adjusted net debt (versus R$14.8 billion previously projected). Several important initiatives are relevant to ensure that the Company maintains liquidity at the levels expected for the end of 2021.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is sharing these metrics:

Metrics	3Q21E	2H21E
		Preliminary	Revised
Brazil GDP Variation¹ vs 2020 (%)	+7.7%	+2.9%	+3.9%
Domestic Routes Served (average)	~133	~159	~168
Average Operating Fleet (EoP)	~75	~110	~102
ASK Total (bi)	~7.3	18.8	~17.2
Load Factor (%)	~82%	~80%	~80%
Operating CASK Ex-fuel² vs 2020	Down ~6%	Down ~8%	Down ~12%
Gross Global Scope 1 emissions (000 m t CO2)	~524.1	~1,395.0	~1,215.1
Total Fuel Consumed (1,000 liters per RPK)	~34.2	~36.1	~34.3
Greenhouse Gas Emissions/Flight Hour (t CO2)	~8.5	~7.9	~8.5
Net Operating Revenues (R$ BN)	~1.8	~6.0	~5.4
Other Revenue (cargo, loyalty, other)	~12% of revenues	~7% of revenues	~8% of revenues
EBITDA² (R$ bi)	~0.4	~2.0	~1.7
CAPEX (R$ MM)	~0.1	~0.3	~0.3
Total Liquidity[3] (R$ BN)	~3.4	~4.5	~4.2
Net Debt[4] (R$ BN)	~15.0	~14.8	~15.3
Net Debt / LTM EBITDA Ratio[4,5,6] (x)	~2.9x	~3.0x	~3.0x

(1) Versus the same period last year; Source: Brazilian Central Bank. (2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$807 million in 3Q21, R$922 million in 3Q20, R$1.7 billion in 2H21 and R$1.6 billion in 2H20. (3) Cash and cash equivalents, restricted cash, accounts receivables and deposits (does not include unencumbered assets). (4) Excluding perpetual bonds and exchangeable notes. (5) Pro-forma, excluding non-operating expenses and depreciation, (6) 4Q21E EBITDA annualized.

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Environmental, Social and Governance (“ESG”) Information

GOL aims to be a world leader in making air travel more sustainable. The Company launched a new Environmental, Social and Governance section on its investor relations website (www.voegol.com.br/ir), including detailed information using SASB and TCFD metrics, and a specific subsection for projections. The new website content is aligned with GOL’s commitment to improving the sustainability of its business through strong corporate governance, being first for all Employees and Customers by driving inclusion and accessibility, and by reaching net zero carbon emissions in 2050.

Since 2010, GOL prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these parameters and providing related data to the public, the Company is reinforcing its accountability with various stakeholders through added transparency and credibility. Among GOL’s initiatives are its voluntary adherence, since 2016, to the Carbon Pricing Leadership Coalition, which is a global initiative to price carbon emissions, as well as multiple campaigns and associations dedicated to promoting best ESG practices both in the airline industry and generally. The Company also maintains social initiatives relating to its workforce, customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings.

GOL has implemented significant improvements in the disclosures about the Company’s sustainability actions, providing more ESG data to investors. GOL hopes to motivate the airline industry as a whole to tackle environmental, social and governance issues by becoming more transparent on sustainability.

The Company invites the managers of ESG-oriented investment funds to review GOL’s sustainability actions and reporting philosophy on its investor relations website: www.voegol.com.br/ir.

ESG Projections

GOL is providing investors with projections for three SASB metrics.

Metrics	Actual				Projections(1)
	2017	2018	2019	2020	2021E	2022E	2023E
Gross Global Scope 1 Emissions (000 m t CO2)	3,316.6	3,394.3	3,743.9	1,938.5	~1,986	~3,320	~4,060
Total Fuel Consumed (1,000 liters per RPK)	37.0	36.5	35.3	35.9	~34.0	~34.6	~33.1
Greenhouse gas emissions / flight hour (t CO2)	8.1	8.3	8.7	9.2	~8.5	~8.4	~8.4
(1)	Preliminary and unaudited information.

ESG Comments

Environmental: Climate change could cause an increase in extreme weather and natural disasters, which could affect airline operations, alongside social and political events resulting from these risks. As such, GOL seeks to be a global industry leader in advancing sustainable aviation by, among other measures, reducing greenhouse gas emissions by means of efficient fuel use and network management.

GOL is a pioneer in incentivizing the research and development of biofuel technology, was the first Brazilian airline to release its greenhouse gas inventory based on the Greenhouse Gas Protocol – it has been qualified under the Gold Standard since 2011. GOL is a member of national and international entities such as the GHG Protocol Brazilian Program, the Brazilian Biofuel and Biokerosene Union (Ubrabio), the IATA’s Environmental Committee, the Group of Users of Sustainable Aviation Fuel (Safug), the Brazilian Platform for Renewable Fuel and Biokerosene (PBB) and the Minas Gerais State Biokerosene Platform (PMB).

The Company also manages greenhouse gas emissions (“GHGs”) through fuel efficiency and network management. Over the past decade, the Company has reduced its CO2 emissions per passenger by 26%. In addition, the Company is expanding its selective waste collection program, seeking to reduce waste sent to landfills. Since 2016, GOL is in the ICO2 Index, and has voluntarily adhered to the Carbon Pricing Leadership Coalition (CPLC), a global initiative to adequately price carbon to mitigate climate change and decarbonize the economy. In 2020, the Company was the only Brazilian company to be included in a select list of 13 global airlines that received Stage 1 certification of the IATA Environmental Assessment, IEnvA, which is validation that GOL has developed a consistent environmental policy and is fulfilling its responsibilities. According to MSCI in its ESG Rating Scorecard, GOL was rated as one of the most sustainable and carbon efficient airlines in the world, reducing its carbon emission rates up to 20% below its industry peers.

By the end of 2021, GOL will seek to achieve IEnvA Stage 2. The Company is also member of Below50, which puts together entities that undertake to use renewable fuel that reduce GHG emissions by 50% or more, if compared to equivalent fossil fuel consumption.

To achieve these environmental objectives, GOL is actively looking to adopt new aviation technologies that reduce fuel consumption and GHG emissions. As part of that strategy, the Company operates a standardized fleet and is anticipating the transition to 737 MAX-8s, which consume 15% less fuel and produce 16% fewer carbon emissions than the 737-800 NG aircraft.

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

GOL also has an action plan to comply with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). Measures planned by the Company are in line with the positioning of the Brazilian Ministries of Infrastructure and Foreign Affairs, the Civil Aviation Secretariat (SAC) and the National Civil Aviation Agency (ANAC), which has proposed that Brazilian airlines join CORSIA by 2027 when participation will be mandatory. By 2025, GOL intends to use 1% of SAF in its total consumption and, by 2050, the goal is to achieve zero net carbon emissions.

In 2Q21, Gross Global Scope 1 emissions (in thousand metric tons of CO2) were approximately 282.4, a 42% reduction versus 1Q21, while Total Fuel Consumed (in thousand liters per RPK) was 32.8, 4% lower compared to 1Q21, and Greenhouse Gas Emissions per Flight Hour (in tons of CO2) were around 7.3, stable versus the 1Q21.

Social: The GOL Institute, a non-profit association focused on training low-income young people to work in the aviation industry, celebrated its 16th anniversary in November 2020. Fueling the success of the initiative, in 2014, the Company institutionalized the signature of its social projects through the GOL Institute, which became the protagonist of its social performance. GOL currently supports over 57 organizations, including AACD, Amigos do Bem, the Brazilian Paralympic Committee, Teto, Fundação GOL de Letra and Instituto Fernando Fernandes.

Since the beginning of the pandemic, the Company has been working on new initiatives, including the free transport of Health professionals flying for work, which reinforces its pioneering spirit and concern for the Safety of all Brazilians. In line with this attitude, GOL remains attentive and at the disposal of the country’s authorities to transport Covid-19 vaccines free of charge, as they become available. Together with GOLLOG, the Company will continue to use its fleet and extensive network to take the vaccines to all the necessary points.

Early on in the pandemic, GOL also signed a collective bargaining agreement with the National Aeronauts Union and the Airline Workers Union to jointly ensure the maintenance of jobs of captains, pilots and crew in addition to the Company’s other workers for 12 and 18 months respectively, effective July 1, 2020.

GOL is focused on increasing the diversity of its workforce, and as such, the Company reached a 35% participation rate of women in leadership positions during the second quarter of 2021.

Governance: GOL was one of the first Foreign Private Issuers (FPIs) in South America to conform to the requirements of Sarbanes-Oxley Law (SOX), Section 404 and uses the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to internal controls. The Company also is in accord with Section 302 of the same Act, which defines that director executives shall personally declare their responsibility for disclosure of information. These certifications have improved and reaffirmed GOL’s commitments to good corporate governance practices.

The Company adopts Level 2 of Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply the differentiated corporate governance practices.

Safety is the Company’s number 1 value and guides its actions. GOL’s Information Technology team acts on protecting the Company's servers in a timely manner, using the most advanced protection tools available, in addition to periodically disseminating alerts and information to make employees aware of the different types of cyber risks and scams applied on the internet, and how better to act and defend against them. GOL has a Privacy Policy and Conditions of Use for users' data and is adapting to the new General Data Protection Law to improve the experience of Customers in all digital channels.

GOL has also sought to simplify its corporate governance through reorganization of its subsidiaries and by seeking the reincorporation of Smiles shares by GLA, concluded in the 2Q21. The Company believes the proposed transaction is an important milestone to maximize future value for both the shareholders by increasing the Group’s market competitiveness.

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Environmental	2Q21	2020	2019	2018
Fuel
Total Fuel Consumed (GJ x 1,000)	3,880	25,232	51,492	48,935
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	27.6	28.8	28.9	29.2
Gross global Scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	282,366	1,938,497	3,743,873	3,394,307
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	7.3	9.2	8.7	8.3
Greenhouse gas (GHG) eliminated (tons CO2)	5,534	45,373	92,221	70,606
Greenhouse gas (GHG) compensated (tons CO2)	0	0	0	0
Fleet
Average Age of Fleet	11.3	11.0	9.9	9.5
Social	2Q21	2020	2019	2018
Labor Relations
Employee Gender (% Male/Female)	56/44	56/44	55/45	55/45
Age: Under 30 years (%)	22	26	26	29
Between 30 and 50 years (%)	66	63	62	60
Over 50 years (%)	13	11	12	11
Active Workforce Under Collective-Bargaining Agreements (%)	99.5	100	100	100
Number and Duration Of Strikes And Lockout (# days)	0	0	0	0
Customer & Company behavior
On-time Departures (%)	96,27	93.22	88.98	91.82
Flight Completion (%)	98,96	97.92	98.10	98.49
Lost Baggage (per 1,000 pax)	1,89	2.10	2.09	2.03
Safety
Number of Fatalities	0	0	0	0
Number of Governmental Enforcement Actions and Aviation Safety	0	0	0	0
Governance	2Q21	2020	2019	2018
Management
Independent Directors (%)	55	55	50	44
Participation of Woman in Leadership Positions (%)	35	35	33	38
Committees and Policies
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Consolidated Income Statement

(R$ MM)	2Q21	2Q20	% Var.	6M21	6M20	% Var
Net Operating Revenues	1,028,372	357,848	187.4%	2,595,999	3,505,575	-25.9%
Passenger	887,574	243,303	264.8%	2,303,852	3,184,636	NM
Cargo and Other	140,798	114,545	22.9%	292,147	320,939	NM
Total net Operating Expenses	(1,838,621)	(1,255,448)	46.5%	(3,928,752)	(3,377,754)	16.3%
Salaries	(469,679)	(153,232)	206.5%	(934,111)	(748,455)	24.8%
Aircraft Fuel	(376,187)	(135,785)	177.0%	(942,315)	(1,136,923)	-17.1%
Landing Fees	(69,689)	(20,331)	242.8%	(183,754)	(222,073)	-17.3%
Passenger Costs	(118,574)	(27,183)	336.2%	(226,590)	(203,224)	11.5%
Services Provided	(192,379)	(140,752)	36.7%	(379,481)	(314,720)	20.6%
Sales and Marketing	(58,489)	(43,030)	35.9%	(124,850)	(161,042)	-22.5%
Maintenance, Materials and Repairs	(87,965)	(73,746)	19.3%	(241,331)	(218,067)	10.7%
Depreciation and Amortization	(217,804)	(143,196)	52.1%	(491,428)	(645,270)	-23.8%
Others	(247,855)	(518,193)	-52.2%	(404,892)	272,020	-248.8%
Idleness - Depreciation	(80,535)	(347,349)	-76.8%	(143,210)	(347,349)	-58.8%
Idleness - Employees	(320)	(87,908)	-99.6%	(320)	(87,908)	-99.6%
Other income (expenses)	(166,999)	(82,936)	101.4%	(261,362)	707,277	-137.0%
Equity Results	-	-	NM	-	-	NM
Operating Result	(810,249)	(897,600)	-9.7%	(1,332,753)	127,821	-1142.7%
Financial Income (Expense), net	1,479,919	(1,096,380)	NM	(482,399)	(4,339,994)	NM
Income (Loss) Before Income Taxes	669,670	(1,993,980)	NM	(1,815,152)	(4,212,173)	NM
Current Income and Social Contribution Taxes	(16,757)	(11,580)	44.7%	(45,588)	(35,853)	27.2%
Deferred Income and Social Contribution Taxes	5,122	8,479	-39.6%	12,984	(10,664)	NM
Net Income (Loss) Before Non-Controlling Interests	658,035	(1,997,081)	NM	(1,847,756)	(4,258,690)	NM
Non-Controlling Interests From Smiles	15,122	(168)	NM	37,734	26,492	NM
Net Income (Loss) After Non-Controlling Interests	642,913	(1,996,913)	NM	(1,885,490)	(4,285,182)	NM
Income (Losses) Per Preference Share After Non-Controlling Interests	1.625	(5.614)	NM	(4.764)	(12.047)	NM
Income (Losses) Per Common Share After Non-Controlling Interests	0.614	(2.085)	NM	(1.769)	(4.895)	NM
Number of Shares at The End of The Period (MM)	395.7	355.7	11.2%	395.7	355.7	NM

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Consolidated Balance Sheet

(R$ Thousands)	06/30/2021	06/30/2020	% Var.
ASSETS	11,569,160	12,814,136	-9.7%
Current Assets	2,570,161	3,245,351	-20.8%
Cash And Cash Equivalents	760,269	662,830	14.7%
Short-Term Investments	22,838	628,343	-96.4%
Restricted Cash	269,131	355,769	-24.4%
Trade Receivables	717,408	739,699	-3.0%
Inventories	212,814	195,638	8.8%
Advances For Suppliers	198,813	318,769	-37.6%
Recoverable Income Taxes	265,357	186,955	41.9%
Derivatives	-	12,526	NM
Other Current Assets	123,531	144,822	-14.7%
Noncurrent Assets	8,998,999	9,568,785	-6.0%
Long-Term Investments	168	992	-83.1%
Restricted Cash	44,684	188,838	-76.3%
Deposits	1,856,128	2,058,455	-9.8%
Advances For Suppliers	97,417	89,701	8.6%
Recoverable Income Taxes	114,120	318,404	-64.2%
Deferred Taxes	53,772	53,563	0.4%
Other Noncurrent Assets	31,889	34,338	-7.1%
Derivatives	63,574	116,283	-45.3%
Investments	-	815	NM
Property, Plant And Equipment	4,979,649	4,960,288	0.4%
Intangible Assets	1,757,598	1,747,108	0.6%
Liabilities and Shareholders’ Equity (Deficit)	11,569,160	12,814,136	-9.7%
Current Liabilities	10,518,175	10,398,216	1.2%
Short-Term Debt	1,773,004	2,353,279	-24.7%
Leases	1,864,831	1,317,008	41.6%
Suppliers	1,562,946	1,612,536	-3.1%
Salaries	351,203	334,670	4.9%
Income Taxes Payable	61,279	73,614	-16.8%
Landing Fees	937,371	907,958	3.2%
Advance Ticket Sales	1,999,013	2,050,799	-2.5%
Mileage Program	1,280,022	1,258,502	1.7%
Advances From Customers	54,878	27,897	96.7%
Provisions	252,046	169,381	48.8%
Derivatives	-	5,297	NM
Other Current Liabilities	381,582	287,275	32.8%
Noncurrent Liabilities	16,797,285	16,182,979	3.8%
Long-Term Debt	8,521,006	7,623,687	11.8%
Leases	5,831,098	6,267,184	-7.0%
Suppliers	10,234	32,658	-68.7%
Salaries	30,239	-	NM
Taxes Payable	28,039	32,362	0.0%
Mileage Program	344,760	322,460	6.9%
Provisions	1,363,988	1,353,515	0.8%
Deferred Taxes	206,695	219,634	-5.9%
Other Noncurrent Liabilities	461,226	331,479	39.1%
Shareholders' Equity (Deficit)	(15,746,300)	(13,767,059)	14.4%
Capital Stock	4,039,336	3,009,436	34.2%
Advance For Future Capital Increase	2,088	1,180	76.9%
Treasury Shares	(41,514)	(62,215)	-33.3%
Capital Reserves	195,680	207,246	-5.6%
Equity Valuation Adjustments	(1,071,030)	(577,369)	85.5%
Accumulated Losses	(18,870,860)	(16,985,370)	11.1%
Non-Controlling Interests	-	640,033	NM

20	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Consolidated Cash Flow

(RS Thousands)	2Q21	2Q20	% Var.	6M21	6M20	% Var.
Net Loss for the Period	658,035	(1,997,081)	NM	(1,847,756)	(4,258,690)	-56.6%
Adjustment to Reconcile Net Loss to Cash From Operating Activities
Depreciation - aeronautical right of use	140,197	224,113	-37.4%	280,221	452,342	-38.1%
Depreciation and Amortization - Others	158,142	266,432	-40.6%	354,417	566,239	-37.4%
Allowance (Reversal) for Doubtful Accounts	(266)	(1,078)	-75.3%	(1,081)	1,440	NM
Provisions for Legal Proceedings	84,457	39,067	116.2%	154,604	113,569	36.1%
Provision for Inventory Obsolescence	4	28	-85.7%	54	73	-26.0%
Recovery of out-of-date credits	-	-	NM	(57,422)	(126,675)	-54.7%
Present Value of Assets and Liabilities	17,659	27,443	-35.7%	36,529	27,443	33.1%
Deferred Taxes	(5,122)	(8,479)	-39.6%	(12,984)	10,664	NM
Share-Based Payments	3,639	5,458	-33.3%	8,810	10,405	-15.3%
Sale-Leaseback	-	(1)	NM	-	(112,591)	NM
Actuarial Losses on Post-Employment Benefit	4,354	1,255	246.9%	8,707	6,005	45.0%
Exchange and Monetary Variations, net	(1,901,291)	(371,573)	NM	(398,198)	3,439,014	NM
Interest on Loans, Leases and Amorti. of Cost and Goodwill	476,544	355,938	33.9%	898,511	660,101	36.1%
Provision and Amortization for Aircraft and Engine Return	43,998	49,321	-10.8%	157,892	81,227	94.4%
Provision (reversal) for reduction of maintenance reserve	166,685	21,405	NM	176,363	75,276	134.3%
Result Of Derivatives Recognized In Results	(9,086)	560,443	NM	80,357	690,643	-88.4%
Unrealized Hedge Results - ESN	(8,408)	166,221	NM	(124,954)	(409,136)	-69.5%
Termination of Obligation Due to Contractual Term Reduction	-	20,968	NM	-	-	NM
Provision for Labor Obligations	44,142	(17,370)	NM	94,490	53,091	78.0%
Write-Off of Property, Plant and Equipment and Intangible Assets	1,083	18,011	-94.0%	1,583	33,489	-95.3%
Provision for loss on advances from suppliers	-	-	NM	(4,640)	-	NM
Expense recovery	-	309,980	NM	-	-	NM
Other provisions	(1,233)	47,788	NM	(2,240)	45,579	NM
Adjusted Net Result	(126,467)	(281,711)	-55.1%	(196,737)	1,359,508	NM
Changes in Operating Assets and Liabilities:
Trade Receivables	(181,084)	255,956	NM	20,192	705,431	-97.1%
Short-Term Investments	2,167	132,777	-98.4%	15,987	121,002	-86.8%
Inventories	(24,482)	(2,417)	NM	(17,230)	(19,029)	-9.5%
Deposits	1,702	(30,133)	NM	(35,040)	(189,850)	-81.5%
Recoverable Taxes	97,089	8,488	NM	183,304	(3,651)	NM
Variable leases	5,441	-	NM	17,794	-	NM
Suppliers	68,345	269,519	-74.6%	(48,721)	215,317	NM
Suppliers – Forfaiting	-	(379,714)	NM	-	(152,162)	NM
Advance Ticket Sales	336,974	(21,837)	NM	(51,786)	(383,879)	-86.5%
Mileage Program	(20,160)	192,012	NM	43,820	353,313	-87.6%
Advances From Customers	(25,901)	(5,668)	NM	26,981	(2,401)	NM
Salaries	6,226	(36,799)	NM	(47,718)	(96,675)	-50.6%
Landing Fees	(3,237)	(90,734)	-96.4%	29,413	(39,134)	NM
Taxes Receivables	21,666	(23,586)	NM	23,814	2,236	NM
Derivatives	-	(215,862)	NM	133,331	(545,300)	NM
Advances to Suppliers	(50,755)	(24,201)	109.7%	116,881	(69,469)	NM
Legal and Aircraft Returns Payments	(154,490)	(31,278)	NM	(237,982)	(103,964)	128.9%
Other Credits and Obligations, net	50,596	31,380	61.2%	270,934	(51,676)	NM
Interest Paid	(163,482)	(46,801)	249.3%	(378,944)	(281,153)	34.8%
Income Taxes Paid	(16,966)	(708)	NM	(40,472)	(29,176)	38.7%
Net Cash Flows From (Used in) Operating Activities	(176,818)	(301,317)	-41.3%	(172,179)	789,288	NM
Restricted cash	812	309,719	-99.7%	32,522	(529,874)	NM
Short-Term Investments of Smiles	510,380	(241,302)	NM	606,115	(483,112)	NM
Advances for Property, Plant and Equipment Acquisition, net	36,197	69	NM	(29,377)	(56,782)	-48.3%
Advanced return to suppliers	11,590	136,962	-91.5%	11,590	136,962	-91.5%
Acquisition of Fixed Assets	(47,850)	(217,685)	-78.0%	(104,276)	(450,142)	-76.8%
Acquisition of Intangible Assets	(25,793)	(13,756)	87.5%	(51,877)	(32,366)	60.3%
Net Cash From (Used in) Investing Activities	485,336	(25,993)	NM	464,697	(1,415,314)	NM
Loan and Financing Funding	1,501,569	388,906	286.1%	1,512,521	449,062	236.8%
Loan Payments	(449,251)	(198,178)	126.7%	(572,792)	(699,748)	-18.1%
Lease Payments – Aeronautical	(390,589)	(100,453)	288.8%	(515,891)	(517,795)	-0.4%
Lease Payments – Others	(5,781)	(5,736)	0.8%	(9,007)	(10,107)	-10.9%
Treasury shares disposal	588	-	NM	588	-	NM
Acquisition of interest from non-controlling shareholders	(744,450)	-	NM	(744,450)	-	NM
Dividends And Interest Equity Paid to Non-Controlling Interest	(236,992)	-	NM	(260,131)	(14,811)	NM
Capped Call Premium Received (Paid)	-	-	NM	-	21,800	NM
Capital increase	423,061	-	NM	423,061	-	NM
Shares to be issued	908	135	NM	908	278	226.6%
Net Cash Used in Financing Activities	99,063	84,674	17.0%	(165,193)	(771,321)	-78.6%
Foreign Exchange Variation on Cash Held In Foreign Currencies	(52,025)	(499)	NM	(29,886)	167,814	NM
Net Increase (Decrease) in Cash and Cash Equivalents	355,556	(243,135)	NM	97,439	(1,229,533)	NM
Cash and Cash Equivalents at Beginning of the Period	404,713	659,027	-38.6%	662,830	1,645,425	-59.7%
Cash and Cash Equivalents at The End of the Period	760,269	415,892	82.8%	760,269	415,892	82.8%

21	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Glossary of industry terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
•	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
•	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
•	EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.
•	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
•	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
•	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	CHARTER: a flight operated by an airline outside its normal or regular operations.
•	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
•	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
•	LESSOR: the party renting a property or other asset to another party, the lessee.
•	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
•	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	PDP: credit for advance payments for aircraft purchases financing.
•	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
•	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
•	WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
•	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL’s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of Covid-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL’s filings with the U.S. Securities and Exchange Commission.

22	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report Second Quarter 2021

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

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23	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer